UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SCIENCE 37 HOLDINGS, INC.

(Name of Subject Company (Issuer))

MARLIN MERGER SUB CORPORATION

a wholly-owned subsidiary of

eMED, LLC

(Name of Filing Persons (Offerors))

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

808644207

(CUSIP Number of Class of Securities)

Jeffrey M. Schumm
General Counsel
eMed, LLC
900 Biscayne Blvd., Suite 1501

Miami, FL 33132
Telephone: 866-955-1173

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joseph E. Gilligan
Brian C. O’Fahey
Hogan Lovells US LLP
555 13th Street, NW
Washington, DC 20004
Telephone: +1 (202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”), filed with the Securities and Exchange Commission on February 12, 2024 by (i) Marlin Merger Sub Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of eMed, LLC, a limited liability company organized under the laws of the State of Delaware (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Science 37 Holdings, Inc., a Delaware corporation (“Science 37”), at a purchase price of $5.75 per Share, net to the seller in cash, without interest, less any withholding that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to the Schedule TO as Exhibit (a)(1)(A) (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Schedule TO.

The Schedule TO is hereby amended as follows:

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at 12:00 Midnight, New York City time, at the end of the day on Monday, March 11, 2024 (such date and time, the “Expiration Time”). The Depositary has advised Purchaser that, as of the Expiration Time, a total of 4,715,950 Shares (and excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures), were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 77.8% of the Shares outstanding as of the Expiration Time. In addition, the Depositary has advised Purchaser that, as of the Expiration Time, notices of guaranteed delivery had been delivered with respect to 76,755 additional Shares, representing approximately 1.3% of the outstanding Shares as of the Expiration Time.

As of the Expiration Time, the number of Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Science 37. As the final step of the acquisition process, Parent completed its acquisition of Science 37 by consummating the Merger on March 12, 2024, in accordance with Section 251(h) of the DGCL without a vote of Science 37’s stockholders. At the Effective Time of the Merger, Purchaser was merged with and into Science 37, the separate existence of Purchaser ceased, and Science 37 continued as the surviving corporation and a wholly owned subsidiary of Parent. Each issued and outstanding Share (other than Shares (if any) held by Science 37 as treasury stock, held directly by Parent or Purchaser or by any direct or indirect wholly owned subsidiary of Science 37 or Parent, or held by stockholders of Science 37 who have perfected their statutory rights of appraisal under the DGCL) was converted automatically into and thereafter represent only the right to receive the Offer Price.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Capital Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the suspension of all of Science 37’s reporting obligations under the Exchange Act as promptly as practicable.

On March 12 2024, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) hereto, and is incorporated herein by reference.”

Item 12

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(B)	Press Release issued by eMed, LLC on March 12, 2024, announcing the expiration and results of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: March 12, 2024

eMED, LLC

By	/s/ Michael Cole
Name:	Michael Cole
Title:	President and Chief Financial Officer

MARLIN MERGER SUB CORPORATION

By	/s/ Michael Cole
Name:	Michael Cole
Title:	President

[Signature Page to Schedule TO]